EXHIBIT 99.1



FOR IMMEDIATE RELEASE


**AFLAC INCORPORATED ANNOUNCES FOURTH QUARTER RESULTS,
PRODUCES BETTER THAN EXPECTED U.S. SALES,
INCREASES QUARTERLY CASH DIVIDEND,
AUTHORIZES ADDITIONAL SHARE REPURCHASE**


COLUMBUS, Georgia - February 2, 2004 -- AFLAC Incorporated today reported its fourth quarter results.

Total revenues rose 6.8% to $2.8 billion in the fourth quarter, reflecting the stronger yen/dollar exchange rate, compared with a year ago. Net earnings were $73 million, or $.14 per diluted share, compared with $186 million, or $.35 per share in the fourth quarter of 2002. Net earnings were significantly influenced by realized investment losses in the quarter of $175 million, or $.34 per diluted share. Realized investment losses were $4 million, or $.01 per share, in the fourth quarter a year ago.

The large realized investment losses in the fourth quarter of 2003 related primarily to the sale of our investment in Parmalat. Following disturbing financial developments at Parmalat and several credit ratings downgrades of its debt, we conducted an extensive analysis of our investment. Based on that analysis, we sold all of our holdings in Parmalat and realized a pretax loss of $257 million. Earlier in the quarter, we sold our investment in Levi Strauss at a pretax loss of $38 million. In both cases, we concluded these companies no longer met the profile of investments we want to retain in our portfolio. The investment losses on Parmalat, Levi Strauss and other investment transactions in the normal course of business decreased consolidated pretax earnings by $284 million ($.34 per diluted share after taxes). At the end of the year, only 2.8% of total company debt investments were rated below investment grade, while 68.0% were rated "A" or better.

Net earnings in the fourth quarter also included a loss of $14 million, or $.02 per diluted share, from the change in fair value of the interest rate component of the cross-currency swaps related to the company's senior notes as required by SFAS 133. That compares with a loss of $5 million, or $.01 per diluted share, from SFAS 133 in the prior year's quarter. Net earnings in the fourth quarter of 2002 also reflected a charge of $26 million, or $.05 per diluted share, for our estimated portion of a life insurance industry assessment for Japan's policyholder protection fund.

For the year, total revenues were $11.4 billion. Net earnings were $795 million, or $1.52 per diluted share, compared with $821 million, or $1.55 per share, in 2002.

Operating earnings, a non-GAAP financial measure, is the primary component of our net earnings. As a result, our discussion of earnings and earnings comparisons is directed toward operating earnings. We define operating earnings as the profits we derive from our operations before realized investment gains and losses, the change in the fair value of the interest rate component of cross-currency swaps, and nonrecurring items. We believe that an analysis of operating earnings is vitally important to an understanding of the underlying profitability drivers and trends of our insurance business.

Operating earnings in the fourth quarter were a record $262 million, compared with $221 million a year ago. On a per-share basis, operating earnings rose 19.0% to $.50 per diluted share, compared with $.42 per share in the fourth quarter of 2002. The stronger yen/dollar exchange rate increased operating earnings per diluted share by $.02 in the fourth quarter.

For the year, operating earnings were $989 million, compared with $825 million a year ago. Operating earnings per diluted share rose 21.2% from $1.56 to $1.89 in 2003. Excluding the $.06 per share benefit from the stronger yen for the full year, operating earnings per diluted share rose 17.3%. That increase was in line with our upwardly revised 2003 target of a 17% increase in operating earnings per diluted share before the effect of currency translation.

The board of directors increased the quarterly cash dividend for the 22nd consecutive year. Effective with the first quarter of 2004, we raised the quarterly cash dividend 18.8%, from $.08 to $.095 per share. The first quarter dividend is payable on March 1, 2004, to shareholders of record at the close of business on February 13, 2004.

The board of directors also authorized the purchase of up to 30 million shares of AFLAC's common stock. This authorization is in addition to the 7.0 million shares that remained under a previous authorization as of December 31, 2003, and brings the total number of shares available for purchase to approximately 37 million. The company anticipates that the repurchase of shares will be conducted from time to time in open market or negotiated transactions, depending on market conditions.

Commenting on the company's results for the fourth quarter and the year, Chairman and Chief Executive Officer Daniel P. Amos stated: "We are very pleased with the way we concluded 2003. AFLAC Japan produced sales growth that was in line with our expectations for the last three months of the year. AFLAC Japan's total new annualized premium sales rose 8.7% to 31.7 billion yen, or $291 million, in the fourth quarter. For the year, new sales were up 11.9% to 121.2 billion yen, or $1.0 billion. Our annual sales results compared favorably to our initial expectation of 5% to 10% sales growth in 2003. Our objective for 2004 is to increase AFLAC Japan's total new annualized premium sales 5% to 10% in yen terms.

"We were encouraged to see improvement in AFLAC U.S. sales in the final quarter of the year. Total new sales increased 7.7% in the quarter to $345 million, which exceeded our expectations. In fact, fourth-quarter sales were the best in the company's history. For the year, new sales were up 5.4% to $1.1 billion. Our objective for U.S. sales growth in 2004 is an increase of 10% to 12%.

"Overall, we are very pleased with our financial performance in 2003. Clearly, we experienced disappointment during the year, notably AFLAC U.S. sales growth and the investment loss from Parmalat. Yet as we start 2004, we believe we are positioned to see better U.S. sales growth, and the overall quality of our investment portfolio remains high. At the same time, we had our share of highlights in 2003. We were especially proud of AFLAC Japan's strong sales and financial results. The strength of AFLAC Japan's financial performance was the primary reason for increasing our 2003 earnings target, and then achieving that objective. And we were also pleased with the board of directors' decision to increase the cash dividend twice in 2003.

"In looking ahead, we remain enthusiastic about the opportunities for continued growth. Our objective for 2004 is a 17% increase in operating earnings per diluted share before currency translation. And our objective for 2005 is to increase operating earnings per diluted share by 15% excluding the impact of foreign currency translation. We view our earnings targets as realistic and achievable. Furthermore, they reflect our conviction that the U.S. and Japanese markets are perfectly suited to AFLAC's products. And we believe our competitive strengths put us in a strong position to capitalize on those opportunities."

AFLAC Incorporated (NYSE - AFL) is an international holding company. A *Fortune 500*[®] company, AFLAC insures more than 40 million people worldwide. It is a leading writer of insurance products marketed at the worksite in the United States, offering policies to employees at more than 288,100 payroll accounts. The company insures one out of four Japanese households and is the largest life insurer in Japan in terms of individual policies in force. In March 2003, *Fortune* magazine included AFLAC in its annual listing of "America's Most Admired Companies." In July 2003, *Fortune* named AFLAC to its list of "America's 50 Best Companies for Minorities." In January 2004, AFLAC was included in *Fortune* magazine's list of "The 100 Best Companies to Work for" for the sixth consecutive year. Also in January 2004, AFLAC was named to *Forbes* magazine's "Platinum 400 List of Best Big Companies in America" for the fifth consecutive year. AFLAC's Internet address is aflac.com.

A copy of AFLAC's Fourth Quarter Report to Shareholders can be found on the investor relations page of aflac.com.

AFLAC Incorporated will webcast its fourth-quarter analyst presentation on the investor relations page of aflac.com at 7:10 p.m. (EST), Wednesday, February 4.

AFLAC INCORPORATED AND SUBSIDIARIES CONSOLIDATED SUMMARY OF EARNINGS
(UNAUDITED -- IN MILLIONS, EXCEPT FOR SHARE AND PER-SHARE AMOUNTS)

THREE MONTHS ENDED DECEMBER 31,	2003	2002	% Change
Total revenues	$ 2,847	$ 2,666	6.8%
Net earnings	73	186	(61.0)
Items impacting net earnings, net of tax:			
Realized investment gains (losses)	(175)	(4)	
SFAS 133	(14)	(5)	
Policyholder protection fund	-	(26)	
Foreign currency translation*	13	1	
Net earnings per basic share	.14	.36	(61.1)
Net earnings per diluted share	.14	.35	(60.0)
Items impacting net earnings per diluted share, net of tax:			
Realized investment gains (losses)	(.34)	(.01)	
SFAS 133	(.02)	(.01)	
Policyholder protection fund	-	(.05)	
Foreign currency translation*	.02	-	
Operating earnings	262	221	18.6
Operating earnings per basic share	.51	.43	18.6
Operating earnings per diluted share	.50	.42	19.0
Cash dividends paid per share	.08	.06	33.3
Shares used to compute earnings per share (000):			
Basic	511,239	515,678	(.9)
Diluted	520,192	526,213	(1.1)

TWELVE MONTHS ENDED DECEMBER 31,	2003	2002	% Change
Total revenues	$ 11,447	$ 10,257	11.6%
Net earnings	795	821	(3.1)
Items impacting net earnings, net of tax:			
Realized investment gains (losses)	(191)	(15)	
SFAS 133	(3)	37	
Policyholder protection fund	-	(26)	
Foreign currency translation*	33	(10)	
Net earnings per basic share	1.55	1.59	(2.5)
Net earnings per diluted share	1.52	1.55	(1.9)
Items impacting net earnings per diluted share, net of tax:			
Realized investment gains (losses)	(.37)	(.03)	
SFAS 133	-	.07	
Policyholder protection fund	-	(.05)	
Foreign currency translation*	.06	(.02)	
Operating earnings	989	825	20.0
Operating earnings per basic share	1.93	1.59	21.4
Operating earnings per diluted share	1.89	1.56	21.2
Cash dividends paid per share	.30	.23	30.4
Shares used to compute earnings per share (000):			
Basic	513,220	517,541	(.8)
Diluted	522,138	528,326	(1.2)

*Foreign currency translation impact on AFLAC Japan segment and parent company yen-denominated interest expense.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" to encourage companies to provide prospective information, so long as those informational statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed. We desire to take advantage of these provisions. This document contains cautionary statements identifying important factors that could cause actual results to differ materially from those projected herein, and in any other statements made by company officials in oral discussions with the financial community and contained in documents filed with the Securities and Exchange Commission (SEC). Forward-looking statements are not based on historical information and relate to future operations, strategies, financial results or other developments. Furthermore, forward-looking information is subject to numerous assumptions, risks, and uncertainties. In particular, statements containing words such as "expect," "anticipate," "believe," "goal," "objective," "may," "should," "estimate," "intends," "projects," or similar words as well as specific projections of future results, generally qualify as forward-looking. AFLAC undertakes no obligation to update such forward-looking statements.

We caution readers that the following factors, in addition to other factors mentioned from time to time in our reports filed with the SEC, could cause actual results to differ materially from those contemplated by the forward-looking statements: legislative and regulatory developments; assessments for insurance company insolvencies; competitive conditions in the United States and Japan; new product development; ability to attract and retain qualified sales associates; ability to repatriate profits from Japan; changes in U.S. and/or Japanese tax laws or accounting requirements; credit and other risks associated with AFLAC's investment activities; significant changes in interest rates; fluctuations in foreign currency rates; deviations in actual experience from pricing and reserving assumptions; level and outcome of litigation; downgrades in the company's credit rating; changes in rating agency policies or practices; subsidiary's ability to pay dividends to parent company, and general economic conditions in the United States and Japan.

Analyst and investor contact - Kenneth S. Janke Jr., (800) 235-2667 - option 3, FAX: (706) 324-6330, or kjanke@aflac.com
Media contact - Laura Kane, (706) 596-3493, FAX: (706) 320-2288, or lkane@aflac.com